Issuer Free Writing Prospectus

Filed under Rule 433

Registration Statement No. 333- 208308

Pricing Term Sheet

Merck & Co., Inc. (the “Company”)

October 26, 2016

0.500% Notes due 2024

1.375% Notes due 2036

Expected Ratings of the Notes:*	A1 Moody’s / AA S&P (both stable)
Trade Date:	October 26, 2016
Settlement Date:	November 2, 2016 (T+5)
Format:	SEC Registered
Joint Book-Running Managers:	BNP Paribas, Citigroup Global Markets Limited and Merrill Lynch International
Co-Managers:	Mischler Financial Group, Inc. and Samuel A. Ramirez & Company, Inc.
Title:	0.500% Notes due 2024	1.375% Notes due 2036
Principal Amount:	€500,000,000	€500,000,000
Maturity Date:	November 2, 2024	November 2, 2036
Interest Payment Dates:	November 2, commencing November 2, 2017	November 2, commencing November 2, 2017
Coupon:	0.500% annual	1.375% annual
Spread to Mid-Swap:	+28 bps	+50 bps
Mid-Swap Yield:	0.258%	0.918%
Benchmark Security:	1.000% due August, 2024	4.750% due July, 2034
Spread to Benchmark Security:	+73.4 bps	+102.4 bps
Benchmark Security Spot and Yield:	€109.41 / -0.196%	€174.25 / 0.394%
Yield to Maturity:	0.538%	1.418%
Price to Public:	99.703%	99.256%
Underwriting Discount:	40 bps	65 bps
Make-Whole Call:	Each series of notes will be redeemable in whole or in part, at the Company’s option at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined in the preliminary prospectus supplement) (not including any portion of such payment of interest accrued as of the date of redemption) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement), plus 12.5 basis points with respect to the 2024 notes and the Comparable Government Bond Rate, plus 15 basis points with respect to the 2036 notes, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.
Par Call:	On or after August 2, 2024 for the 2024 notes and August 2, 2036 for the 2036 notes (three months prior to the maturity date of the 2024 notes or the 2036 notes, as applicable), the Company may redeem in whole or in part the 2024 notes or the 2036 notes, as applicable, at any time or from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the applicable notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date
Taxation Redemption:	The Company may offer to redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States or any taxing authority in the United States. This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but excluding, the date fixed for redemption.
Denominations:	€100,000 + €1,000
Expected Listing:	NYSE
Governing Law:	State of New York
Day Count Convention:	ACTUAL / ACTUAL (ICMA)
Common Code:	151305555	151306241
ISIN:	XS1513055555	XS1513062411
CUSIP:	U5888N AA0	U5888N AB8

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This pricing term sheet supplements the preliminary prospectus supplement issued by Merck & Co., Inc. on October 26, 2016 relating to its prospectus dated December 2, 2015.

The issuer has filed a preliminary prospectus supplement and registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement, and other documents the issuer has filed with the SEC and that are incorporated by reference into the preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas at +1 (800) 854-5674, Citigroup Global Markets Limited at +1 (800) 831-9146 or Merrill Lynch International at +1 (800) 294-1322.